February 20, 2024 VIA EDGAR	1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Real Estate Income Fund (the “Fund”)
File Nos. 333-262575 and 811-23779

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 22, 2023. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 4 (“PEA 4”) to the Fund’s registration statement. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Fund’s December 22, 2023 registration statement. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus – Cover Page (page i)

Comment 1: Please consider whether “newly organized” is still an accurate description of the Fund. If not, please revise.

Response: The Fund will remove references to “newly organized” in PEA 4.

Prospectus Summary – Fee Waiver Agreement (page 4)

Comment 2: Please disclose any ability of PIMCO to recoup waived expenses and briefly describe terms of ability to recoup.

Response: The Fund will add the requested disclosure to PEA 4.

Summary of Fund Expenses – Annual Fund Operating Expenses (page 16)

Comment 3: Please delete Footnote 5 in the fee table and the line item associated with it. Also, please move the updated footnote to a later section in the prospectus as the expense limitation agreement does not extend for at least one year from the effective date.

Response: The Fund respectfully declines to make the requested change and maintains that the footnote and the line item associated with it should remain in the fee table. The Expense Limitation Agreement will remain in effect through May 2, 2024. However, thereafter, the Expense Limitation Agreement automatically renews for one-year terms unless PIMCO provides written notice to the Fund of the termination of the Expense Limitation Agreement.

Anu Dubey February 20, 2024 Page 2

Comment 4: In Footnote 6, please disclose any ability of PIMCO to recoup waived expenses and briefly describe terms of any ability to recoup.

Response: The Fund will add the requested disclosure to PEA 4.

Jurisdiction and Waiver of Jury Trial (page 68)

Comment 5: Please add disclosure regarding waiver of the right to a jury trial.

Response: The Fund will add the bold underlined language to PEA 4, which follows Section 8.11 of the Fund’s Declaration of Trust. Clause (vi) includes information regarding waiver of the right to jury trial.

The Declaration of Trust provides that each Trustee, officer and Common Shareholder, to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act (the “Delaware Act”), (i) irrevocably agrees that, except for any claims, suits, actions or proceedings arising under the Securities Act of 1933 (the “1933 Act”), the Securities Exchange Act of 1934, as amended and the 1940 Act (collectively, the “federal securities laws”), any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Act, this Declaration of Trust or the Fund’s Bylaws shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction ~~and~~ , (ii) irrevocably agrees that any claims, suits, actions or proceedings arising under the federal securities laws shall be exclusively brought in the federal district courts of the United States of America, (iii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iv) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) shall affect or limit any right to serve process in any other manner permitted by law, and (vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

Notwithstanding anything to the contrary in the Declaration of Trust or Bylaws, the Fund may, at its sole discretion, select and/or consent to an alternative forum for any claims, suits, actions or proceedings relating in any way to the Fund.

Statement of Additional Information – Financial Statements (page 95)

Comment 6: Please add a hyperlink to the Fund’s “annual shareholder report” being incorporated by reference, as required per Rule 0-4(d).

Response: The Fund will add a hyperlink to the annual shareholder report in PEA 4.

Anu Dubey February 20, 2024 Page 3

Part C – Exhibit List

Comment 7: Please delete “Form of” in the list of exhibits and file the actual agreements for Exhibits h.2 and k.7.

Response: The Fund will file the following agreements with PEA 4:

Exhibit h.2 - Amendment to Distribution Contract between Registrant and PIMCO Investments LLC

Exhibit k.7 - Advisory Fee Waiver Agreement.

*   *   *   *   *

We believe that the foregoing will be responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further. Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Wu-Kwan Kit, Pacific Investment Management Company LLC
Adam Teufel, Dechert LLP
Douglas P. Dick, Dechert LLP